Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

11th Floor-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Eldorado Gold Corporation (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-288100) and the Registration Statements (File Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600, and 333-288421) on Form S-8 of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Date: August 11, 2026

Exhibits

Exhibit No.	Description
99.1	Material Change Report – April 17, 2026